MATTHEW L. THOMPSON

mthompson@faegre.com

(612) 766-6854

September 30, 2011

Via EDGAR System

Ms. Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Whitebox Mutual Funds (File Nos. 333-175116 and 811-22574)
Pre-Effective Amendment No. 1 to the
Registration Statement on Form N-1A

Dear Ms. Browning:

On behalf of our client, Whitebox Mutual Funds, a Delaware statutory trust (the “Trust”), thank you for your thorough review and written comments (provided in a letter from you to me dated September 8, 2011) regarding the Trust’s Registration Statement on Form N-1A that was filed with the Securities and Exchange Commission on June 26, 2011 (the “Registration Statement”). This letter sets forth each of your comments (in bold italics), and following each comment is the Trust’s response (in regular type). We advise you that the Trust has not submitted, nor does it expect to submit, a no-action letter or an exemptive application in connection with the Registration Statement.

As requested, the Trust has amended the Registration Statement in response to the Staff’s comments, Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), and has marked the Amended Registration Statement to highlight the changes made in response to the Staff’s comments. As a courtesy, we are sending by overnight delivery a redlined paper copy of the Amended Registration Statement together with this letter.

Prospectus

General

1. Please revise the disclosure to delete open-ended terms and phrases from the Prospectus and Statement of Additional Information (“SAI”). In this regard, in describing the Funds’ investment strategies and risks, please avoid using the term “include” (rather than “consist of’), and the phrases “various categories,” “various derivatives,” “such as,” “similar investments,” “other similar types of instruments,” “other similarly structured securities,”

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“substantially similar securities,” and “similar securities.” In making these revisions, please comply with the plain English requirements of Rule 421 under the Securities Act of 1933 (“Securities Act”).

Response: Pursuant to this comment, the Funds have revised the Prospectus and SAI to delete open-ended terms and phrases, and to bring these documents more fully into compliance with Rule 421.

Summary Information

Investment Objective

Whitebox Tactical Opportunities Fund

2. Please define the term “high level,” which appears in the investment objective, in the sentence discussing the Fund’s investment strategies. For example, is the high level in comparison to comparable investments or the market as a whole?

Response: Tactical Opportunities Fund’s investment objective has been changed to read as follows:

The [Fund’s] investment objective is to provide investors with a combination of capital appreciation and income that is consistent with prudent investment management.

Related references to “high level of total return” in the strategy sections of the Prospectus and SAI have been changed to “attractive risk-adjusted total return”.

Fees and Expenses

Both Funds

3. Please confirm to the staff that the fee table’s introductory paragraph does not need a cross-reference to the SAI or revise the paragraph as appropriate. See Item 3 of Form N-1A.

Response: Pursuant to Item 3 of Form N-1A, a cross reference to the SAI has been added to the introductory paragraph of each Fund’s Fee and Expense Table.

4. In the fee table’s “Investor Shares” column, please revise “None” to “1%.” Also, please delete the first footnote. We would not object if the information disclosed in the footnote was relocated to appear in a parenthetical to the Maximum Deferred Sales Charge subcaption or in the Prospectus after the disclosure made in response to Items 1-9 of Form N-1A. Please revise the fee table’s second footnote to conform to the language of Instruction 6(a) of Item 3 of Form N-1 A.

Response: Revisions have been made to each Fund’s Fees and Expenses Table, and the first footnote has been deleted.

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Pursuant to Instruction 6(a) of Item 3, footnote 2 (now footnote 1, following the deletion of original footnote 1) has been revised to read in its entirety as follows:

As of the date of this Prospectus, the Fund had not commenced operations. Accordingly, “Annual Fund Operating Expenses” include payments that will be made (without reduction for fee and expense waivers) during the Fund’s initial fiscal year, and “Other Expenses” are based on estimated amounts for the Fund’s initial fiscal year.

5. In the fee table’s third footnote, please disclose that only the Board of Directors (“Board”) may terminate the contractual fee waiver agreement. Also, disclose that to the extent the Fund incurs any of the expenses excluded from the agreement, the net amount in the fee table will be increased up by those amounts. In addition, disclose that the Fund does not expect to incur any of the expenses excluded from the agreement, such as interest expenses, during its first fiscal year of operations. Also, it appears that under the agreement’s terms, Whitebox Advisors, LLC (“the Adviser”) may recoup certain fees or expenses that the Adviser pays on a Fund’s behalf or does not charge. Please disclose this in the footnote. In addition, disclose whether the Board must approve any such recoupment payment to the Adviser.

Response: Footnote 3 (now footnote 2, following the deletion of original footnote 1) has been revised to read in its entirety as follows:

The Fund’s investment adviser has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses at no more than the percentages referenced in the table above for each Class of Shares, exclusive of interest, taxes, dividend expense, borrowing costs, acquired fund fees and expenses, interest expense related to short sales, and extraordinary expenses. The Fund does not expect to incur any of such excluded expenses during its first fiscal year. To the extent any such expenses were incurred, however, the Fund would incur net annual fund operating expenses greater than those reflected in the above table. This agreement will continue at least through October 31, 2012. Thereafter, it may be extended, modified or terminated by the Board of Trustees. In any of the following three fiscal years, the Fund’s investment adviser (without the approval of the Board of Trustees) may recover waived fees, subject to any contractual fee and expense limitations then in effect.

6. It appears that short sales may be a principal investment strategy of both Funds and the cost of short sales will constitute a material expense of each Fund. The “Other Expenses” subcaption must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for securities sold short. Alternatively, you may add a subcaption under “Other Expenses” to disclose specifically the expenses of selling short, particularly if they represent a material percentage of “Other” expenses. A footnote appended to the subcaption should explain why each Fund pays these expenses. In addition, please include in the

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disclosure made in response to Item 4 of Form N-1 A, a discussion of short sales, including the costs associated with these sales.

Response: Neither Fund intends to utilize short selling as a principal investment strategy, and therefore has removed references to short sales as a principal strategy of each Fund. See also our response to Comment 17 below.

7. The Prospectus, under the heading “Non-Principal Strategies Applicable to Both Funds,” states, “[e]ach Fund has the ability to invest in other investment companies, such as exchange traded funds, unit investment trusts, and open-end and closed-end funds.” Given this ability, should each Fund add an acquired fund fees and expenses subcaption to its fee table? See Instruction 3(f)(1) to Item 3 of Form N-lA.

Response: Neither Fund expects to invest to any material extent in shares of other investment companies. Moreover, each Fund estimates that the fees and expenses incurred indirectly by each Fund as a result of its investments in shares of other investment companies will be 1 basis point or less per annum of the Fund’s average daily net asset value.

Example

Both Funds

8. Please revise the Example’s introductory paragraph to conform to the language of Item 3 of Form N-lA.

Response: The Example’s introductory paragraph for each Fund has been revised to conform verbatim to the language of Item 3 of Form N-1A. Such introductory paragraph will now read in its entirety as follows:

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Principal Investment Strategies

Whitebox Tactical Opportunities Fund

9. Please clarify, in plain English, the term “exploit anomalies and dislocations in various securities and markets.”

Response: I have revised this language, in all places it occurs, to read as follows:

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The Adviser will use a combination of quantitative and fundamental analysis to identify securities the Adviser believes are mispriced in relation to their true value. The Adviser will hold securities that it believes are undervalued, and sell securities as they approach what the Adviser believes are their actual values.

10. The second paragraph states that the Fund may invest in fixed income securities, which may be, “denominated in U.S. dollars or other currencies, and may represent obligations of domestic and foreign issuers, including emerging market issuers.” Please disclose these “other currencies.” May the Fund invest in depository receipts as a principal investment strategy? If yes, please disclose the types of receipts and all attendant risks. Also, please inform the staff what percentage of the Fund’s total assets may be invested in foreign issuers and what amount of that percentage may be comprised of emerging market issuers.

Response: Investments in non-dollar denominated securities are expected to be less than 10 percent of the Fund’s average net assets. The Adviser does not view such investments, or currency risk, to be a principal strategy and risk of the Tactical Opportunities Fund. This language has therefore been removed from the strategy discussion in the Fund’s prospectus and relegated to sections of the Prospectus dealing with non-principal risks and to the SAI.

11. Please clarify the “foreign currency transactions” in which the Fund may invest, which are mentioned in the third paragraph.

Response: Consistent with the response to Comment 10, the Adviser does not view foreign currency exposure and risk to be a principal strategy and risk of the Tactical Opportunities Fund. References to foreign currency transactions have been removed from the strategy discussion in the Fund’s prospectus.

Whitebox Enhanced Convertible Fund

12. Please clarify, in plain English, the meaning of the word “Enhanced” in the Fund’s name.

Response: The strategy section of the Enhanced Convertible Fund is being augmented with the following language:

The Enhanced Convertible Fund uses the term “enhanced” in its name because the Fund will seek investment returns in excess of what an investor might expect from a portfolio comprised exclusively or predominantly of “investment grade” convertible securities (securities rated BBB or higher by Standard & Poor’s or Baa or higher by Moody’s Investors Service, Inc. and unrated securities of comparably credit quality, which the Adviser believes comprise many institutional portfolios of convertible securities). By contrast, the Enhanced Convertible Fund may invest without limitation in convertible securities that are rated below investment grade or, if unrated, are believed by the Adviser to be of comparable credit quality. Certain of the Fund’s investments may be in default or at high risk of defaulting, and their issuers may have extremely poor prospects for

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being able to make principal and interest payments when due. Nonetheless, the Adviser believes that this universe of convertible securities is more likely to include securities that are substantially mispriced in relationship to their true market value. Additionally, the Adviser will utilize hedging techniques opportunistically, particularly when the value of the convertible security exceeds the value of common stock into which the security can be converted. In such case, the Adviser may seek to protect such equity against loss by selling short or purchasing put options on the underlying equity security. The Adviser may also hedge the portfolio through the use of credit default swaps or options on broad based market indices.

13. Rule 35d-1(a)(2) under the Investment Company Act of 1940 (“Investment Company Act” or “Act”) requires an investment company with a name suggesting that the company focuses its investments in a particular type of investment to invest at least 80% of its assets in the type of investment the company’s name suggests. Accordingly, the Fund’s Prospectus should reflect that the Fund has adopted a policy to invest at least 80% of its total assets (or net assets plus any borrowing for investment purposes) in the specific investment its name suggests (i.e., convertible securities).

14. The Fund must adopt the 80% policy discussed in comment 13 above as a fundamental policy or, alternatively, it may adopt a policy to provide notice to shareholders at least 60 days prior to any change to its 80% policy. This 60 days notification policy should be disclosed in the Fund’s Prospectus. If the Fund chooses not to adopt an 80% investment policy with respect to convertible securities as required under Rule 35d-1(a)(2), the Fund must change its name to avoid possibly misleading investors about the Fund’s investment emphasis.

Response: In response to Comments 13 and 14, the Fund has added the following language to its investment strategy section (including the summary):

In normal market conditions, at least 80% of the Enhanced Convertible Fund’s net assets will be invested in convertible securities.

The following language has been added to the Statement of Additional Information:

In normal market conditions, at least 80% of the Enhanced Convertible Fund’s net assets (plus any borrowings for investment purposes) will be invested in convertible securities. This policy may be changed only by the Board of Trustees upon the provision of at least 60 days notice to the Fund’s shareholders.

15. Please disclose that the Fund’s investments in convertible securities may include securities rated below investment grade, which are commonly referred to as high-yield, high- risk, or junk bonds, or convertible securities that are unrated, but determined by the Fund or its investment Adviser to be of comparable quality. Also, to the extent that the Fund may invest in junk bonds or unrated securities up to certain percentage amounts, disclose the percentage of the Fund’s assets that may be invested in these investments.

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Response: The following language is being added to the Prospectus strategy section for the Enhanced Convertible Fund:

Enhanced Convertible Fund may invest without limitation in convertible securities without regard to their credit ratings, and from time to time may hold substantial amounts of securities that are rated lower than investment grade or, if unrated, are deemed by the Adviser to be of comparable quality (“junk bonds”).

16. Please clarify, in plain English, how the Fund’s Adviser “continually evaluates” the Fund’s portfolio as stated in the third paragraph.

Response: The terms “continually evaluates” have been changed to the word “monitors”.

17. Given that “[s]hort positions will generally make up less than 10% of the portfolio,” please clarify to the staff why they are considered a principal investment strategy of the Fund.

Response: The Adviser agrees that short positions are not a principal investment strategy of either Fund, and all references that would indicate short positions as a principal strategy are being removed from the Prospectus.

18. The Item 9 disclosure states that the Fund, “may invest up to 10% of its net assets in dollar-denominated convertible securities issued by foreign companies.” Given this percentage, is investing in these types of securities a principal investment strategy of the Fund?

Response: Similar to the responses to Comments 10 and 11, the Adviser does not view foreign convertible securities to be a principal strategy and risk of Enhanced Convertible Fund. This reference will be removed, and disclosure relating to foreign securities and risk will be relegated to sections of the Prospectus dealing with non-principal risks and to the SAI.

Both Funds

19. Please clarify the issuers (foreign, domestic, or both) of the equity securities in which the Funds may invest.

Response: Each Fund will invest primarily in dollar-denominated securities of U.S. issuers. However, each Fund will be permitted to invest up to 10% of its net assets in non-U.S. issuers. Accordingly, the following language is being added under the heading “Non-Principal Strategies Applicable to Both Funds” in the Prospectus:

Foreign Securities. Each Fund will invest primarily in dollar-denominated securities of U.S. issuers, but may also invest in securities of non-U.S. issuers. While each Fund may at times invest up to 10% of its net asset value in securities of foreign issuers (including emerging markets issuers) that may be denominated in currencies other than U.S. dollars, it is generally expected that such investments will make up less than 10% of the portfolio.

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20. Please disclose the capitalization sizes of the companies in which the Funds may invest along with all attendant risks. If they may invest in companies of all capitalization sizes, please disclose this in plain English.

Response: Each Fund will be permitted to invest in companies without regard to their market capitalization. Risks associated with mid-capitalization and small-capitalization companies are already included in the principal risk factors of each Fund. The following additional language is being added to each Fund’s principal investment strategy section:

[The] Fund may invest without limitation in securities of companies without regard their market capitalization. [The] Fund may from time to time hold substantial quantities of securities issued by small capitalization and medium capitalization companies, in addition to securities of larger companies and issuers.

21. Please confirm to the staff that each Fund’s Item 4 summarizes all of the Fund’s principal investment strategies or revise the Prospectus accordingly. In this regard, we note that certain sections of the Prospectus disclose principal strategies or risks that do not appear in the Funds’ Item 4 strategy summaries. For example, the principal risks section of the Whitebox Tactical Opportunities Fund discusses short sales, purchasing securities on margin or on a when- issued basis, yet the Fund’s Item 4 strategy section does not mention these investments. Also, the Fund’s Item 9 disclosure mentions that the “Advisor uses ‘bottoms up’ security selection . . . for investment,” yet there is no mention of this in the Item 4 summary. Further, each Fund’s principal risk section discusses “Repurchase Agreements and Purchase and Sale Contracts Risks,” yet there is no corresponding discussion in their Item 4 strategy summaries.

Response: Each Fund’s principal investment strategy section has been reconciled with the summary section thereof to ensure consistency between such sections. Consistent with our response to prior comments, references to short sales have been removed from each section, as selling securities short is not considered a principal investment strategy.

It is our judgment that certain disclosures, while important enough for disclosure in the expanded strategy section of the prospectus, do not warrant mention in a summary section (which by its nature is intended to be a higher level and shorter version of the strategy section). We believe that references to such matters as the Adviser’s “bottom up” security analysis and the purchase of securities on a “when issued” basis are disclosures of this nature – i.e., important enough to warrant disclosure in the strategy section, but more granularity than is needed for the summary section.

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22. Please disclose that the Funds are non-diversified and include attendant risk disclosure.

Response: Each Fund has added the following language to its principal risks section:

Non-Diversified Status Risk. [The] Fund is a non-diversified fund. Because the Fund may invest in securities of a smaller number of issuers, it may be more exposed to the risks associated with and developments affecting an individual issuer than a fund that invests more widely. These developments, in turn, may have a greater impact on the Fund’s performance.

23. With respect to purchasing securities on margin, please be aware that it is a position of the staff of the Commission that open-end companies may not establish or use a margin account with a broker for the purpose of effecting securities transactions on margin. Please revise the disclosure accordingly. See Guidelines for the Preparation of Form N-8B-1, Investment Company Act Release No. 7221 (June 9, 1972) [37 FR 12790 (June 24, 1972)].

Response: All references to purchases of securities “on margin” and “margin accounts” (except in the context of futures transactions) have been removed from the prospectus and SAI.

24. The Whitebox Tactical Opportunities Fund discloses that, “from time to time, [it] may hold substantial amounts of fixed income securities that are non-investment grade (‘junk bonds’).” (Emphasis added.) Please quantify the phrase “substantial amounts” in the disclosure. Also, for each Fund, state in plain English the amount, expressed as a percentage of total assets, of junk bonds that the Fund may hold. Also, disclose the lowest credit quality rating in which the Funds may invest, and if applicable, that the Funds may invest in bonds that have default credit ratings. Further, summarize, if applicable, that the Funds may invest in unrated bonds and disclose the entity (e.g., the Adviser) that will determine the credit quality of the unrated bonds and what methodology that entity will use (e.g., of comparable quality to the rated bonds in which the Funds will invest). Finally, confirm that all applicable bonds in which the Funds may invest are summarized in Item 4 or revise the disclosure accordingly.

Response: See response to Comment 12 with respect to Enhanced Opportunities Fund. Tactical Opportunity Fund’s strategy section (including its summary section) has been revised to include the following language (in place of the current language for the Tactical Opportunities Fund):

Tactical Opportunities Fund may invest without limitation in fixed income securities without regard to their credit ratings, including securities that are non-investment grade (“junk bonds”). Non-investment grade bonds acquired by the Fund will generally be in the lower rating categories of the major rating agencies (BB or lower by Standard & Poor’s or Ba or lower by Moody’s Investors Service, Inc.) or, if unrated, will be determined by the Adviser to be of similar quality. Certain of such securities may be in default or at high risk of defaulting, and may have extremely poor prospects for being able to make principal and interest payments when due.

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The Junk Bond risk disclosure included in each Fund’s summary section has been augmented to include this new language in place of what was previously included:

•

Junk Bond Risk. Junk bonds are high risk investments that may cause income and principal losses for the Fund. Issuers of junk bonds may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds, and claims of other creditors may have priority over the claims of junk bond holders. Prices of junk bonds are subject to extreme price fluctuations. Adverse changes in an issuer’s industry and general economic conditions may have a greater impact on the prices of junk bonds than on other higher rated fixed- income securities. Issuers of junk bonds may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments, or the unavailability of additional financing. Junk bonds may be less liquid than higher rated fixed-income securities. Investors in junk bonds may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

25. With respect to the bonds in which the Funds may invest, disclose all applicable bond characteristics with respect to principal, interest, dividend, and reset terms.

Response: Each Fund will be permitted to invest in a wide array of fixed income securities. In response to your comment, the Tactical Opportunities Fund will include the following language in its strategy section:

Tactical Opportunities Fund may invest in fixed income securities with a wide variety of terms applicable to principal repayment, interest rates and other features. Terms that may vary from security to security are optional and mandatory prepayment provisions, fixed, variable, semi-variable and resettable interest rates and conversion options, as well as various combinations of these terms.

The Enhanced Convertible Fund will include the following language in its strategy section.

Enhanced Convertible Fund invests primarily in securities that typically can be converted into common stock of the same issuer. Convertible securities are securities that may be converted either at a stated price or rate within a specified period of time into a specified number of shares of common stock. Traditionally, convertible securities have paid dividends or interest greater than on the related common stocks, but less than fixed income non-convertible securities. By investing in a convertible security, Enhanced Convertible Fund may participate in any capital appreciation or depreciation of a company’s stock, but to a lesser degree than if it had invested in that company’s common stock. Convertible securities rank senior to common stock in a corporation’s capital structure and, therefore, entail less risk than the corporation’s common stock. The value of a convertible security is a function of its “investment value” (its value as if it did not have a conversion privilege), and its “conversion value” (the security’s worth if it were to

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be exchanged for the underlying security, at market value, pursuant to its conversion privilege). Like other fixed income securities, convertible securities can have a variety of terms, including optional and mandatory prepayment provisions, fixed, variable, semi-variable and resettable interest rates and differing conversion privileges (as discussed above).

26. With respect to the Funds investing in convertible securities, please disclose into what types of securities they may be converted.

Response: The first paragraph of Enhanced Convertible Fund’s strategy section has been modified to provide that convertible securities in which the Fund invests are typically convertible into common stock of the same issuer.

27. Please disclose the amount of total assets each Fund may invest in derivative instruments and the purposes for which a Fund will invest in derivatives (e.g., hedging or speculative purposes). Also, please revise the disclosure to list each type of derivative instrument in which the Funds may invest. If a Fund may sell or write derivatives, specifically disclose that fact, as well as the potentially unlimited risks that may create. In particular, disclose how much each Fund may invest in options (expressed as a percentage of total assets) and for what purpose. If a Fund may sell, the disclosure needs to be expanded accordingly. See letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

28. If the Funds may invest in credit default swaps as a principal investment strategy, please disclose this fact and explain that each Fund takes on the role of an insurer or guarantor in return for income. Also, add appropriate risk disclosure explaining that if the underlying instrument defaults, a Fund will lose money. Also, please apply comment 48 below regarding segregation of assets to the Funds’ investments in credit default swaps and confirm that appropriate disclosure has been made to the Prospectus regarding these investments.

In response to Comments 27 and 28, each Fund’s summary section will include the following language:

When consistent with [the] Fund’s investment objective, the Adviser may use derivative instruments (options contracts, futures contracts and swaps) for hedging purposes, as a substitute for investing in conventional securities and for investment purposes. [The] Fund may also use derivatives to increase its economic exposure to a particular security or index in a cost effective manner.

The principal risk factors in each Fund’s summary section will also include the following language:

Credit Default Swaps: In addition to the risks applicable to derivatives generally, credit default swaps involve special risks because they are difficult to value, are highly

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susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation, as opposed to a credit downgrade or other indication of financial difficulty. If the Fund sells a credit default swap to another party, the Fund acts as an insurer of the issuer’s obligations under the referenced security and, upon a default, is liable to the Fund’s counterparty for the defaulted amounts.

Finally, each Fund will include the following language (in place of any language relating to derivatives already included therein) in its primary strategy section:

When consistent with the Fund’s investment objective, and to the extent permitted under the Investment Company Act of 1940, the Adviser may use derivative instruments (options contracts, futures contracts and swaps) for hedging purposes, as a substitute for investing in conventional securities and for investment purposes. The Fund may also use derivatives to increase its economic exposure to a particular security or index in a cost effective manner. An option is the right to buy or sell an asset or index at a specific price on or before a specific date. A futures contract is an agreement to buy or sell a security or an index of securities at a specific price on a specific date. A swap is an agreement whereby one party exchanges its right to receive or its obligation to pay one type of interest or currency for another party’s obligation to pay or its right to receive another type of interest or currency in the future or for a period of time. Swaps may also include the right or obligation to receive or pay the notional value of a securities index.

One type of swap is a “credit default swap.” When used for hedging purposes, the Fund would be the buyer of a credit default swap contract. In that case, the Fund would be entitled to receive the par (or other agreed-upon) value of the underlying bond, index or other investment from a counterparty in the event of a default by the issuer. In return, the Fund would pay to the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would have spent the stream of payments and received no benefit from the contract. When a Fund is the seller of a credit default swap contract, it receives the stream of payments but is obligated to pay upon default of the referenced debt obligation. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its total assets, the Fund would be subject to investment exposure on the notional amount of the swap.

The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as reverse repurchase agreements or dollar rolls). A dollar roll transaction involves a sale by the Fund of a mortgage-backed or other security concurrently with an agreement by the Fund to repurchase a similar security at a later date at an agreed-upon price. The securities that are repurchased will bear the same

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interest rate and stated maturity as those sold, but pools of mortgages collateralizing those securities may have different prepayment histories than those sold.

29. The “Non-Principal Risks of Investing in the Funds” section states that, “[e]ach Fund may from time to time engage in active and frequent trading of its portfolio securities.” Also, the SAI mentions that “[e]ach Fund may engage in short-term trading.” Please clarify, in plain English, the phrase “from time to time.” Moreover, if active and frequent trading will be a principal investment strategy of a Fund, please disclose this in the Item 4 disclosure, including all attendant risks.

Response: Neither Fund will engage in active short-term trading as a principal investment strategy. The first sentence of the cited risk factor has been revised to read as follows:

During periods of expected market volatility, each Fund may engage in active and frequent trading of its portfolio securities.

30. Disclosure under the “Management” heading states that, “[t]he Adviser applies a disciplined selection of both fundamental and mathematically sophisticated analytics across a variety of securities markets and strategies.” Please summarize these strategies in Item 4.

Response: This sentence has been removed from the Management section. The summary section currently includes sufficient language on the Adviser’s strategies.

Principal Risks of Investing in the Funds

Both Funds

31. Please disclose that neither the investment Adviser nor the sub-advisor has any prior experience in advising a mutual fund.

Response: Language responsive to this comment has been added to the Management section.

Concentration Risk

32. The disclosure explains that each Fund “could be concentrated within one industry or group of industries.” Please reconcile this disclosure with the first fundamental investment restriction in the SAI, which states that each Fund may not, “[p]urchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. Government and its agencies and instrumentalities).” If the Funds will concentrate their investments within an industry or group of industries, please summarize those strategies in each Fund’s Item 4 “Principal Investment Strategies” sections and revise the first fundamental investment restriction to

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affirmatively declare that the Funds will concentrate, and identify the industry or industries. Moreover, please be aware that Section 8(b)(3) of the Act requires an investment company to recite its policy regarding concentrating investments in a particular industry or group of industries. In view of this, we object to the SAI’s equivocal statement that, “[e]ach Fund may, from time to time, in its discretion, concentrate its investments in one or more industries or sectors.” (Emphasis added.) Accordingly, please delete this language from the SAI.

Response: Neither Fund intends to concentrate within any industry or group of industries. Therefore, the primary risk factor on concentration has been removed from each Fund’s summary section. Moreover, the statement in the SAI that “[e]ach Fund may, from time to time, in its discretion, concentrate its investments in one or more industries of sectors” has been deleted, clearing up the conflict between such language and the first fundamental investment restriction.

Derivative Risk

33. Please summarize, in plain English, the attendant risks of each derivative instrument in which the Funds may invest, including all options and futures transactions in which the Funds may engage.

Response: The following language will be inserted into the Derivatives Risk section of each Fund’s summary section:

The use of futures and options contracts can introduce leverage risk into the Fund’s portfolio. The Fund’s ability to utilize options and futures contracts successfully will depend on the ability of the Adviser to predict pertinent market movements, which cannot be assured and could result in substantial investment losses. With swaps, the Fund risks the loss of the amount expected to be received under a swap agreement in the event of the default or insolvency of its counterparty.

Equity Securities Risks

34. Please summarize the risks attendant to each specific equity security (e.g., common shares and convertible securities) in which the Funds may invest.

Response: The Equity Securities risk factor of each Fund has been expanded somewhat to read as follows:

Equity Securities. Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. The value of equity securities could decline if the financial condition of the issuing companies decline or if factors that affect a particular industry or the overall market and economic conditions deteriorate. See also “Convertible Securities.”

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Junk Bond Risk

35. Please delete the portion of the sentence in this section reading, “[a]though junk bonds generally . . . interest than investment grade bonds,” since this disclosure does not describe a risk. Also, summarize further the significant investment risks unique to junk bonds and how investing in them may affect each Fund’s performance.

Response: This risk factor in each Fund’s summary section has been replaced with the augmented disclosure set forth in response to Comment 24 above.

Leverage Risk

36. This section mentions that the Funds may use, “leverage through activities such as borrowing . . .” Further, in Item 9, the Prospectus states that, “[a]s conditions warrant, each Fund may borrow from banks to increase its portfolio holdings of securities.” If the Funds themselves leverage, please summarize, in plain English, this strategy in each Fund’s Item 4 strategy section and state the maximum amount, as a percentage of each Fund’s total assets, it may leverage.

Response: Neither short selling nor borrowing by itself (as a source of leverage) is considered by either Fund to be a principal investment strategy or a principal risk factor. It is our understanding that if a strategy is not considered a principal strategy, it should not be included in Item 4. That being said, the Funds believe that leverage (due to its introduction by way of derivatives, borrowing and short selling) should remain in Item 4 and as a principal risk factor.

Payments to Broker-Dealers and Financial Intermediaries

37. Please revise this section to conform to the language of Item 8 of Form N-1A. Also, General Instruction C.3(a) of Form N-1A requires that all of the information “required by Items 2 through 8 be disclosed in numerical order at the front of the prospectus.” See General Instruction C.3(a) of Form N-1A. Accordingly, please relocate this financial intermediary compensation to appear after the Item 7 tax information.

Response: This language in each Fund’s summary section has been revised to correspond with the language in Item 8 and has been reordered to fall after Item 7, as instructed.

Investment Objectives and Strategies

Principal Investment Strategies-Tactical Opportunities Fund

38. Please revise the first paragraph’s second sentence, which states, “[t]he Adviser has wide latitude to invest Fund assets in various categories of investments,” to list all of the Fund’s investments.

Response: In each instance this language occurs in the prospectus and SAI, it has been revised to read as follows:

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September 30, 2011

The Adviser has wide latitude to allocate Tactical Opportunities Fund’s assets among common and preferred stocks, warrants, fixed income securities, convertible securities, indexed securities and derivatives.

Non-Principal Strategies Applicable to Both Funds

Non-Principal Risks Applicable to Both Funds

39. We note that certain strategies and risks are listed under these two non-principal headings, (e.g., hedging, Emerging Markets Risks, Repurchase Agreements and Purchase and Sale Contracts Risk), however, they also are discussed in the Prospectus as principal strategies and risks. Please clarify and make appropriate revisions.

Response: Hedging is not discussed as a principal strategy or risk in either fund’s principal strategy or risk sections, and is appropriately treated as a non-principal risk. References to all international securities and currencies (including those of emerging markets) have been removed from the principal strategy sections and risks, thereby addressing this inconsistency. “Repurchase agreements and purchase and sale contracts risk” remains a principal risk factor, and has thereby been removed from the non-principal risk factors section.

Investment Companies

40. Please expand upon this paragraph by clarifying whether the Funds have any current intention of investing in other investment companies and state, as a percentage of total assets, the full amount that each Fund may invest in those companies.

Response: The following language has been added to the cited paragraph:

Each Fund may invest up to 5% of its net assets in another investment company and up to 10% of its net assets in two or more other investment companies.

Management

Portfolio Managers

41. Please disclose to the staff whether the Trust has obtained consent from either the estate of Myron Scholes, or Oak Hill Platinum Partners, to refer to them in the Prospectus.

Response: Mr. Cross’ biography has been revised to remove references to Myron Scholes. The biographical reference to Mr. Cross’ former employer do not require the consent of such former employer.

Jason Cross

U.S. Securities and Exchange Commission

September 30, 2011

42. The third sentence states that, “[h]is dissertation was published . . . and made a significant contribution to ‘universal portfolio theory.’” (Emphasis added.) Is the statement made in this sentence based on the Adviser’s opinion? Please clarify.

Response: The sentence in which this language occurs has been deleted.

Buying, Exchanging, and Redeeming Shares

Payments to Financial Intermediaries

43. In the first sentence, please change the phrase “out of its own resources,” to “out of its own legitimate profits.”

Response: This change has been made as requested.

Buying Shares

44. Please clarify in the first paragraph that orders must be received in good order by the Fund, its agent, or a financial intermediary. Also, please define the term “good order” in the Prospectus. In addition, it appears that the Funds have authorized financial intermediaries to accept purchase orders and redemption requests on the Funds’ behalf. Accordingly, when an order is received, in good order, by such a designated financial intermediary by 4:00 p.m. Eastern Time, then that order should receive that day’s net asset value. Accordingly, please clarify this in the paragraph and delete the paragraph’s last two sentences.

Response: The section “Buying Shares” has been revised to read in its entirety as follows:

In order for your purchase, redemption or exchange to receive that day’s price, the applicable Fund or its agent must receive your purchase, redemption or exchange request in “good order” before the New York Stock Exchange (“NYSE”) closes (normally, 4 p.m. Eastern time). If the NYSE closes early, the Fund or its agent must receive your order prior to the actual closing time. Orders received by financial intermediaries prior to the close of trading on the NYSE will be confirmed at the offering price computed as of the close of the trading on the NYSE. Each Fund defines “good order” generally as an order (purchase, redemption or exchange) received by the Fund or its agent that is timely submitted and is sufficiently complete and clear that the Fund or its agent does not need to exercise any discretion to complete the order.

The Funds enter into agreements with retirement plans, broker-dealers, bank trust departments, financial advisers or other financial intermediaries (collectively, “Servicing Agents” and each a “Servicing Agent”) that authorize such Servicing Agents to, among other things, accept purchase, redemption and exchange orders on behalf of the Funds as the Funds’ agents. Except with respect to certain sales of Institutional Class shares to qualifying institutional investors and sales of Investor Class Shares to certain accounts associated with the Advisor, the Trust or its service providers, investors may not

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September 30, 2011

purchase, exchange or redeem shares of a Fund directly. Shares may be purchased, exchanged or redeemed only through Servicing Agents. Shares made available through full service broker-dealers may be available through wrap accounts under which such broker-dealers impose additional fees for services connected to the wrap account.

Contact your financial intermediary or refer to your plan documents for instructions on how to purchase, exchange or redeem shares. When you purchase shares of a Fund through a Servicing Agent, it is the responsibility of the Servicing Agent to place your order with the Fund. If the Servicing Agent does not, or if it does not pay the purchase price to the Fund within the period specified in its agreement with the Fund, it may be held liable for any resulting fees or losses.

With certain limited exceptions, each Fund is available only to U.S. citizens or residents.”

Redemption Payments

45. In the first sentence, please disclose what entities must receive the redemption request in good order.

Response: The words “by the Fund, the Distributor or your financial intermediary” have been added to this sentence.

Redemption In-Kind

46. Please add disclosure indicating that the securities remitted with a redemption in kind will be liquid securities. If this is not so, disclose the liquidity risks and difficulties shareholders may have liquidating the securities. Also, disclose that a shareholder will bear market risks until they sell the securities acquired by an in kind redemption.

Response: The following language has been added to this section:

If illiquid securities are distributed as part of an in kind redemption, the shareholder may have difficulty selling such securities and will bear the market risk of owning such securities until they can be sold.

SAI

47. Item 16(b) of Form N-lA requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (e.g., add distinguishing headings or subheadings). Accordingly, please reorganize this section to disclose the Funds’ non-principal investment strategies and their risks separately from the Funds’ principal investment strategies and their risks. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. See

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General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Funds’ non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In this regard, we note that the sixth Fundamental Investment Restriction mentions that the Funds “may purchase and sell precious and semi-precious metals,” but there is no discussion of this strategy in the Prospectus or SAI.

Response: Disclosures relating to Short Sales and Securities Related Activities have been moved from the principal to the non-principal strategy/risk sections, consistent with our responses to previous comments in the staff’s letter.

Certain language in the SAI covers territory already covered (in a less detailed, granular manner) in the prospectus. It is our opinion that some form of this language is necessary to make the SAI stand on its own as a separate document, and we further believe that including more detail in the SAI is appropriate and potentially helpful to investors seeking more detailed information and descriptions.

It is the Funds’ belief that all of the non-principal investment strategies and risks of each Fund are appropriately described in the SAI. In the event that industry or market developments, or the Adviser’s strategies, evolve in a manner that renders any of such disclosures inadequate or outdated, the Funds will supplement or amend the SAI at such time as necessary.

The reference to precious and semi-precious metals has been removed from the SAI.

48. The Funds intend to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979) (“Investment Company Act Rel. No. 10666”), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account. Disclose the amount that will be segregated, the liquid nature of the securities so segregated, and that the account will be marked to market daily.

Response: We believe the language already included in the SAI under the heading “Use of Segregated and Other Special Accounts” addresses these issues. The Funds have added one additional clause in this paragraph to provide that a Fund’s outstanding obligations must be determined (i.e., marked to market) each business day.

Principal Investments, Practices and Risks

Borrowings

49. Please revise this section to reflect the requirements of Section 18(f)(1) of the Act, under which an investment company, when its “asset coverage, at any time falls below 300 per

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September 30, 2011

centum ... shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 per centum.) (Emphasis added.)

Response: The language in the borrowing section has been amended to include the language you highlighted.

Reverse Repurchase Agreements

50. Please disclose, as a percentage of total assets, the amount each Fund may invest in reverse repurchase agreements.

Response: Language has been added to the end of this paragraph clarifying that reverse repurchase agreements are subject (along with other borrowings) to limits under the 1940 Act. Also included is a cross-reference to the Borrowing paragraph where the limits are discussed.

Interest-Only Securities

51. Please disclose that if there are prepayments, then interest only securities may become totally worthless, with no income stream to the Funds.

Response: The following sentence has been added to this disclosure:

An IO loses the interest payments from principal prepayments of mortgages from which an IO is derived, and the IO would become worthless if all such mortgages are prepaid in full.

Loan of Portfolio Securities

52. With respect to portfolio securities, please disclose how much each Fund may lend, expressed as a percentage of total assets. This amount should not exceed 33 1/3% of a fund’s total assets. Also, disclose the costs of lending portfolio securities and that those costs are not reflected in the fee table. In addition, disclose each Fund’s procedure to unwind a loan in order to vote the shares on a material proxy issue.

Response: The Fund have no present intention of engaging in securities lending, and such language has therefore been transferred to the Non-Principal Investments, Practices and Risks section of the SAI. The first sentence of this disclosure has been amended by adding the words “in an amount not exceeding one-third of the Fund’s total assets” as a limitation of any lending activities in which the Funds might engage in the future. We believe the language included in the last paragraph of this disclosure addresses the issue of voting, and the risks that a loan may not be able to be recalled in time to vote.

U.S. Securities and Exchange Commission

September 30, 2011

Investment Limitations

Fundamental Investment Restrictions

53. In the sixth fundamental restriction, please delete the phrases, ‘and other financial transactions” and “but not limited to.” Also substitute the word “including” with the phrase “consisting of”

Response: These revisions have been made.

Non-Fundamental Investment Restrictions

54. For ease of readability, please revise this paragraph so that each individual restriction is enumerated in its own separate paragraph, similar to the presentation of the Funds’ fundamental restrictions.

Response: This revision has been made.

55. As mentioned above in comment 36, the Prospectus states that, “[a]s conditions warrant, each Fund may borrow from banks to increase its portfolio holdings of securities.” Accordingly, it appears that each Fund will employ leverage. However, if this is not the case, please add a non-fundamental policy stating that each Fund will not purchase additional securities when its outstanding borrowings exceed 5% of its total assets. Otherwise revise the Prospectus as discussed in comment 36.

Response: The following language has been added to the SAI (as a non-fundamental investment restriction:

(iv) purchase additional portfolio securities when the that Fund’s outstanding borrowings exceed 5% of its total assets.

56. Please revise the phrase “more than 15% would then be invested,” to “more than 15% would then be held.”

Response: This revision has been made.

57. Please revise this section’s last paragraph to explain the exceptions for borrowing and illiquid securities. In making these revisions, please disclose what action the Funds will take if the 15% illiquid securities threshold was ever exceeded.

Response: The following clause has been added to the first sentence in this paragraph for clarification:

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September 30, 2011

“Except with respect to borrowing and illiquid securities (see “Principal Investments, Practices and Risks – Borrowing” and “—Illiquid Securities”)”

In the Illiquid Securities paragraph, the following language has been added:

If, after the time of acquisition, events cause the above-mentioned limit to be exceeded, the Fund will take steps to reduce the aggregate amount of illiquid securities as soon as reasonably practicable in accordance with SEC and SEC staff guidance.

Disclosure of Portfolio Holdings

58. For ease of comprehension, please discuss the Funds’ ongoing relationships for disclosure of non-public portfolio holdings information and those done on an ad hoc, or as needed, basis in their own separate paragraphs.

59. Please disclose the specific length of any lag between the date of the information and the date on which the information is disclosed. See paragraph (f)(1)(iii) of Item 16 of Form N-1A.

60. Please revise the disclosure to identify those entities that may authorize disclosure of the Funds’ non-public portfolio securities to the entities listed in the SAI. See paragraph (f)(1)(v) of Item 16 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (e.g., an officer besides the Funds’ Chief Compliance Officer or the Adviser)? If accurate, please clarify that the Adviser, on behalf of the Funds and acting pursuant to the Funds’ policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities. Also, if the Funds have any current ongoing arrangements with their service providers, or others, under which nonpublic information about the Funds’ portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. See paragraph (f)(2) of Item 16 of Form N-1A.

61. Please disclose whether the Funds require written contractual confidentiality agreements from those entities that may receive non-public portfolio information on an ad-hoc basis or continuous basis (e.g., the Adviser). Also, the disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no written contractual obligation of confidentiality, disclose that the Board will determine that other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds’ portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

62. Please revise the disclosure to specify which type of confidentiality agreement (e.g., oral or written) applies to each entity receiving non-public portfolio holdings information on a daily basis or ad-hoc basis. Also, revise the disclosure to explain that recipients of the nonpublic portfolio holdings information also have a duty not to trade on that confidential

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information. In addition, disclose that where there is no contractual obligation of confidentiality, the Board will determine that the other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds’ portfolio holdings or disclose the risks of having no contractual obligations of confidentiality.

63. Please disclose the manner in which the Board exercises oversight of disclosure of the Funds’ portfolio securities. See Item 16(f)(1)(vii) of Form N-1A. For example, will an officer of the Funds report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

Response: In response to Comments 58 through 63, we have revised the Disclosure of Portfolio Holdings Section to read in its entirety as follows:

The Funds maintain written policies and procedures (as described below) regarding the disclosure of their portfolio holdings to ensure that disclosure of information about portfolio securities is in the best interests of the Funds’ shareholders. The Funds’ Chief Compliance Officer (“CCO”) will report annually to the Board of Trustees with respect to compliance with the portfolio holdings disclosure procedures described herein. These policies and procedures may be modified at any time with the approval of the Board.

The officers of the Trust receive reports on a regular basis as to any purchases and redemptions of shares of the Funds and review these reports to determine if there is any unusual trading in shares of the Funds. The officers of the Trust will report to the Board of Trustees any such unusual trading in shares of the Funds.

There may be instances where the interests of the shareholders of the Funds respecting the disclosure of information about portfolio securities may conflict with the interests of the Adviser or an affiliated person of the Funds. In such situations, the Board of Trustees will be afforded the opportunity to determine whether or not to allow such disclosure. The Funds do not receive any compensation for providing information about their portfolio holdings.

Fund Service Providers

The Funds have entered into arrangements with certain third party service providers for services that require these groups to have access to the Funds’ portfolio holdings. As a result of the ongoing services that these service providers provide, they will receive portfolio holdings information prior to and more frequently than the public disclosure of such information. In each case, the Board of Trustees has determined that such advance disclosure is supported by a legitimate business purpose and that the recipient is either subject to a confidentiality agreement that restricts the use of such information to purposes specified in such agreement, or, by reason of the federal securities laws, will be (1) prohibited as an “insider” from trading on the information and (2) has a duty of trust and confidence to the Funds because the receiving party has a history and practice of

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September 30, 2011

sharing confidences such that the receiving party knows or reasonably should know that the Funds expect that the receiving party will maintain its confidentiality. These third party service providers are the Adviser and the Funds’ administrator, transfer agent, principal underwriter, independent registered public accountants and custodian.

Rating and Ranking Organizations

The Board of Trustees has determined that the Funds may provide their portfolio holdings to the rating and ranking organizations listed below on either a monthly or quarterly basis.

Morningstar, Inc.

Lipper, Inc.

Thompson Reuters

Vickers

Bloomberg L.P.

The determination was made that these organizations provide investors with a valuable service and, therefore, it is in the best interests of the Funds’ shareholders to provide them with non-public portfolio holdings information. Since this information is not provided on the condition that it be kept confidential or that these organizations not trade on the information, such disclosure could provide these organizations with the ability to make advantageous decisions to place orders for shares of the Funds or to trade against the Funds to the detriment of other shareholders of the Funds. However, the Funds will not provide this information until such information is at least 15 days old, after which time the disclosure of such non-public portfolio holdings should not be problematic. Also, as noted above, the officers of the Trust receive and review reports on a regular basis as to any purchases and redemptions of shares of the Funds to determine if there is any unusual trading in shares of the Funds. The Funds will not pay these organizations.

Availability of Information

The full holdings of each Fund will be disclosed on a quarterly basis on forms required to be filed with the SEC as follows: (i) portfolio holdings as of the end of each fiscal year will be filed as part of the annual report filed on Form N-CSR; (ii) portfolio holdings as of the end of the first and third fiscal quarter will be filed in Form N-Q; and (iii) portfolio holdings as of the end of each six month period will be filed as part of the semi-annual report filed on Form N-CSR. The Trust’s Form N-CSRs and Form N-Qs are available on the SEC’s website at www.sec.gov.

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Please direct any further comments or questions to the undersigned at the telephone number or email address reflected above.

Very truly yours,

/s/ Matthew L. Thomspon

Matthew L. Thompson

cc: